
November 14, 2007

Mr. David F. Hackett
Chief Executive Officer
Gulfstream International Group, Inc.
3201 Griffin Road, 4th Floor
Fort Lauderdale, Florida 33312

> **Re:** **Gulfstream International Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 30, 2007**
> **File No. 333-144363**

Dear Mr. Hackett:

We have reviewed your filing and have the following comments. Please note that engineering comments, if any, will be issued under separate cover. Please respond to both comment letters together. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Debt and Other Contractual Obligations, page 42

1. We note from your revised disclosure that if the net proceeds anticipated by this offering are not available by November 15, 2007 you will be required to secure additional short-term financing to cover your additional cash requirements during your seasonally weak period. In this regard, please expand your disclosure to provide the nature and amount of each cash requirement you will need to cover

with additional short-term financing until this offering is completed. Also, disclose the source of the short-term financing and the reason why you believe such short-term financing would be readily available.

Critical Accounting Policies

Revenue Recognition, page 45

2. Please update your revenue recognition critical accounting policies, consistent with the revisions made on page F-18 and F-19.

Stock-Based Compensation, page 45

3. We note your response to our prior comment 8, but do not believe you have fully addressed the comment. As previously requested, please provide a discussion of each significant factor contributing to the difference between the fair value of the underlying common stock of your stock options as of the date of each grant (i.e. May 31, 2006 and January 26, 2007) and the estimated mid-range IPO price of $9.00 per share. See paragraph 182 of the AICPA's Audit and Accounting Practice Aid "Valuation of Privately- Held- Company Equity Securities Issued as Compensation" for guidance.

Legal Proceedings, page 60

4. We note the counterclaim in relation to the lawsuit sought by the Academy. Please confirm that the primary relief sought in the counterclaim is damages in an amount not exceeding ten percent of the current assets of the company and its subsidiaries on a consolidated basis. Alternatively, please provide the information related to the counterclaim referred to in Item 103 of Regulation S-K.

Unaudited Pro Forma Financial Statements, page P-1

5. Reference is made to footnote 4 on page P-4. Since your pro forma adjustment gives effect to the redemption of the $3.32 million 12 % subordinated debentures as if it occurred on January 1, 2006, please revise your pro forma interest expense adjustment to reverse the interest expense, amortization of deferred debt costs and amortization of debt discount related to the $3.32 million 12% subordinated debentures recognized between March 14, 2006 and December 31, 2006, rather than how it is currently presented. Please similarly revise the amount disclosed as interest expense related to subordinated debentures on page F-25.

Financial Statements

Note 17. Related-Party Transactions, page F-37

6. We note your response to our prior comment 24. In this regard, please clearly state in your notes to your financial statements that you have assessed the impact of FIN 46(R) as it relates to GAC and "that in your opinion, compliance with the consolidation or disclosure requirements of FIN 46(R) as it relates to GAC would not materially impact the consolidated financial statements of the Company." Also, disclose that you will continue to assess the impact of FIN 46(R) at each future reporting period, as confirmed by you on the November 1, 2007 conference call with the staff.

Other

7. In the event of a delay in the effectiveness of your Form S-1 registration statement, please update the financial statements pursuant to Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Jaramillo at (202) 551-3212 or, in his absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or, in her absence, me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: J. Jaramillo
        L. Nguyen
        J. Yu

        via facsimile
        Donald E. Figliulo, Esq. and C. Brendan Johnson, Esq.
        Bryan Cave LLP
        (312) 602-5050